Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Thursday, May 30, 2024 at 10:00 a.m. Hong Kong time, for the following purposes:

1.

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the directors (“Directors”, each a “Director”) and auditor thereon.

2.	To declare and approve payment of a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account under reserves of the Company.

3. (a)	To re-elect Mr. Yong Suk CHO as an Executive Director.

(b)	To re-elect Mr. Yonglin XIE as a Non-executive Director.

(c)	To re-elect Mr. Weidong LI as an Independent non-executive Director.

(d)	To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.

4.

To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2024.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on April 9, 2024, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on April 9, 2024, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

NOTICE OF ANNUAL GENERAL MEETING

The holders of Shares and ADSs of record at the close of business on Tuesday, June 4, 2024, Hong Kong time and New York time, respectively, will be entitled to receive payment of the special dividend. The Company expects the cheque for the special dividend and share certificates to be sent to the holders of Shares on or around Tuesday, July 30, 2024 (Hong Kong time). Citibank, N.A., the Depositary for the ADS program, expects to distribute the special dividend in the form of cash or new ADSs to the holders of ADSs on or around Tuesday, August 6, 2024 (New York time). The special dividend to be distributed to the holders of ADSs through the Depositary will be subject to the terms of the Deposit Agreement, including payment or deduction of the applicable fees of the Depositary, and applicable expenses and taxes.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A., the Depositary for the ADSs. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m., Hong Kong time, on Tuesday, May 28, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

By Order of the Board

Lufax Holding Ltd

Yong Suk CHO

Chairman of the Board and Chief Executive Officer

Hong Kong, April 23, 2024

As at the date of this notice, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.